Exhibit 99.1

YXT.com Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

SUZHOU, China — October 22, 2025 — YXT.com Group Holding Limited (Nasdaq: YXT) (“YXT.com” or the “Company”), a provider of AI-enabled enterprise productivity solutions, today announced that on October 21, 2025, it has received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The matter is now closed.

As previously disclosed, on May 7, 2025, the Company received a notification letter from Nasdaq, indicating that for the 30 consecutive business days prior to that date, the closing bid price for the Company’s American depositary shares (the “ADSs”) had been below the minimum bid price of US$1.00 required under the Minimum Bid Price Requirement, resulting in a minimum bid price deficiency. Pursuant to Nasdaq Listing Rules 5810(c)(3)(A), the Company was provided with 180 calendar days, or until November 3, 2025, to regain compliance.

To regain compliance, the closing bid price of the Company’s ADSs must be at least US$1.00 per share for a minimum of 10 consecutive business days at any time prior to November 3, 2025. According to Nasdaq’s compliance notice, the Company evidenced a closing bid price at or above of US$1.00 for 11 consecutive business days from October 6 through October 20, 2025. Thus, the Company has regained compliance with the Minimum Bid Price Requirement, and the deficiency matter has been closed by Nasdaq.

About YXT.com

YXT.com (NASDAQ: YXT) is a technology company focusing on enterprise productivity solutions. With a mission to “Empower people and organization development through technology,” The Company strives to become the supreme provider in building and boosting enterprise productivity by combining over a decade of experience in tech-enabled talent learning and development and with AI-augmented task copilots and unleashing the power of knowledge and synergy. Since its inception, YXT.com has supported and received recognition from numerous Global and China Fortune 500 companies.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,”

“potential,” “continue,” “is/are likely to”, or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Contact

Investor Relations

YXT.com

E-mail: IR@radnova.com

Serena Huang

Octans Capital Group

E-mail: yxt.ir@octanscap.com

Tel: +86-10-6580-0653